SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 March 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  X  ]                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes               No  {  X  ]

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward

Name: David C Forward

Title: Assistant Secretary

Date: 1 March 2004

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for February 2004

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

______________________________________________________________________________
Recent Announcements to The London Stock Exchange

DATE               DETAILS

26.2.04            Blocklisting Application (for NGT Employee Share Schemes)

16.2.04             ESOP Operation

16.2.04            Quest operation

9.2.04              Directors Interests - Share Incentive Plan

6.2.04               Directors Interests (LTIS Operation)

5.2.04               Block Listing Six Monthly Return

4.2.04              Directors' Share Purchase (Sir John Parker)

3.2.04               Directors Interests (LTIS Operation)

3.2.04               Quest operation

2.2.04               Financial Calendar- Key dates

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for February 2004

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

 National Grid Transco plc
26 February 2004

Application has been made to the London Stock Exchange and the UK Listing Authority for Block Listings of 20,000,000 Ordinary shares of 10p each of National Grid Transco plc ('NGT') to be admitted to the Official List. The shares to be issued are in respect of the National Grid Transco plc Employee Share Schemes.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company.

Copies of this announcement will be available for fourteen days from the offices of Credit Suisse First Boston Limited, One Cabot Square London E14 4 QJ.

16 February 2004
National Grid Transco plc (NGT)
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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
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NGT last Friday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Urwin and N Winser) ceased to be technically interested in a total of 21,161 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to participants in exercises on 2 and 21 January 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
16 February 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 17,443 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)
9 February 2004

NGT SHARE INCENTIVE PLAN (the “SIP”)
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 81,412 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market today, at a price of 407 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	30	482,576
Roger Urwin	30	1,128,198

6 February 2004
National Grid Transco plc (NGT)
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Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)
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NGT yesterday received a notification from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 1,557 shares by participants on 5 February 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 406,417 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc ('NGT')
 5th February 2004
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Block Listing Six Monthly Return
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NB: References are to NGT Ordinary shares of 10p.

1. Name of Company	National Grid Transco plc
2. Name of Schemes	Employee Shareschemes
3. Period	1 August 2003 to 31 January 2004.
4. Shares not issued at end of last period:	5,963,270
5. Shares issued/allotted during period:	748,385
6. Balance not yet issued/allotted at end of period:	5,214,885
7. No. of shares originally listed and date of admission:	At 21 October 2002, on the merger with Lattice Group, the issued capital was increased to 3,100,310,449

 Total number of shares in issue at end of the period: 3,078,610,266

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Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

4 February 2004

National Grid Transco plc (NGT)

Directors' Share Purchase
------------------------------------------

Sir John Parker, Chairman of NGT, today purchased a further 10,000 NGT shares at 399.48p per share.

This takes his total holding to 40,229 NGT shares.

3 February 2004
National Grid Transco plc (NGT)
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Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)
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NGT yesterday received a notification from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 8,694 shares by participants on 2 February 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 407,974 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
3 February 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 11,347 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

2 February 2004

National Grid Transco plc ('NGT') Financial Timetable-
Key dates for the year ending 31 March 2005
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The NGT preliminary statement of results for the year ended
31 March 2004 will be announced on Thursday 20 May 2004.

Other key dates scheduled in the year ahead are:

Monday 26 July. Annual General Meeting.

Thursday 18 November. Interim results announcement 2004/05.

Other supporting details will be confirmed around the end of the current financial year.

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Contact: D C Forward, Assistant Secretary, 0207 004 3226